June 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Application on Form U-1 of AGL Resources Inc. (File No. 70-9707)

Ladies and Gentlemen:

I am familiar with the application on Form U-1, as amended, referred to above relating to the proposal by AGL Resources Inc. ("AGL Resources") to request that the Commission authorize a proposed tax allocation agreement.

I am of the opinion that AGL Resources is validly organized and duly existing as a corporation under the laws of the State of Georgia. In the event that the proposed tax allocation agreement is entered into in accordance with the application and the order of the Commission:

(a) all state laws applicable to the proposed transaction will have been complied with; and

(b) the proposed transaction will not violate the legal rights of the holders of any securities issued by AGL Resources.

I hereby consent to the use of this opinion in connection with the above-referenced application.

Very truly yours,

/s/ Paul R. Shlanta

Paul R. Shlanta
Senior Vice President, General Counsel, Corporate
Secretary and Chief Compliance Officer